UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934


                        MACE SECURITY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    554335109
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                                 (CUSIP Number)

                                Robert M. Kramer
                           General Counsel & Secretary
                        Mace Security International, Inc.
                         1000 Crawford Place, Suite 400
                          Mt. Laurel, New Jersey 08054
                                  856-778-2300
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)
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                                December 8, 2004
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                      ------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Louis D. Paolino, Jr.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    PF,OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
     NUMBER OF      7. SOLE VOTING POWER
      SHARES           1,790,640 (1)
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY       8. SHARED VOTING POWER
       EACH            1,190,000 (2)
     REPORTING     -------------------------------------------------------------
      PERSON        9. SOLE DISPOSITIVE POWER
       WITH            1,790,640 (1)
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                       1,190,000 (2)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,980,640
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
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(1) Includes 899,682 shares underlying options that are currently exercisable.
The decrease in the number of shares reported herein from the number of shares reported in Amendment No. 1 to Schedule 13D reflects (i) a 1 for 2 reverse stock split that occurred on December 17, 2002, and (ii) the expiration of certain irrevocable proxies (described in Amendment No. 1 to this Schedule 13D/A) held by Mr. Paolino relating to 1,504,748 shares (on a post-split basis).
(2) Reflects shares pledged as collateral under a collateralized loan agreement between Mr. Paolino and Argyll Equities, LLC. As described in Item 6 of this
Schedule 13D/A which is incorporated by reference, Mr. Paolino disputes
Argyll Equities, LLC's claim that Argyll Equities, LLC can terminate the loan agreement and exercise its purpoted rights thereunder which include the right to dispose of or vote the shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert M. Kramer
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    PF, OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
      NUMBER OF     7. SOLE VOTING POWER
       SHARES          487,324 (1)
    BENEFICIALLY   -------------------------------------------------------------
      OWNED BY      8. SHARED VOTING POWER
        EACH           0
      REPORTING    -------------------------------------------------------------
       PERSON       9. SOLE DISPOSITIVE POWER
        WITH           487,324 (1)
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    487,324
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
(1) Includes options to purchase 417,500 shares of common stock that are currently exercisable. The decrease in the number of shares reported herein from the number of shares reported in Amendment No. 1 to this Schedule 13D reflects a 1 for 2 reverse stock split that occurred on December 17, 2002.
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to Statement on Schedule 13D, dated May 28, 1999, (the "Original Statement"), filed by Mr. Louis Paolino, Jr. and Mr. Robert M. Kramer (the "Reporting Persons"), and first amended on July 15, 1999 ("Amendment No. 1"), is hereby amended by this Amendment No. 2, filed on December 10, 2004 ("Amendment No. 2") to reflect changes in the information previously filed relating to the outstanding shares of common stock, $0.01 par value (the "Shares"), of Mace Security International, Inc., a Delaware corporation ("Mace" or the "Company"), which has its principal executive offices at 1000 Crawford Place, Suite 400 Mt. Laurel, New Jersey 080544. This Amendment No. 2 is being filed by the Reporting Persons. Red Mountain Holdings, Ltd., which was previously a reporting person under the Original Statement and Amendment No. 1, is no longer filing jointly with the Reporting Persons.

ITEM 1. SECURITY OF ISSUER

Item 1 is hereby amended by replacing the second sentence with the following language:

The principal executive offices of the Company are located at 1000 Crawford Place, Suite 400 Mt. Laurel, New Jersey 080544.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following language:

All cash consideration originally paid by Mr. Paolino to purchase his Shares was obtained from personal funds. With regard to the loan that Mr. Paolino obtained using certain of his Shares as collateral (as described in Item 6 below), the information contained in Items 5 and 6 hereof is incorporated by reference herein.

All cash consideration originally paid by Mr. Kramer to purchase his Shares was obtained from personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following language:

     The Reporting Persons acquired the options covered by this Schedule 13D/A as performance-based compensation from the Company.

     The information contained in Item 6 hereof relating to Mr. Paolino's collateralized loan agreement with Argyll Equities, LLC is incorporated by reference herein.

     Mr. Paolino is the Chairman of the Board, Chief Executive Officer and President of the Company and Mr. Kramer is the Executive Vice President, General Counsel and Secretary of the Company. In their capacities with the Company, the Reporting Persons may from time to time consider plans or proposals, or be asked to consider plans or proposals, relating to: the acquisition or disposition of securities of the Company; extraordinary corporate transactions involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any subsidiaries; changing the present board of directors or management of the Company; materially changing the present capitalization or dividend policy of the Company; making other material changes in the Company's business structure; changing the Company's charter or bylaws which may affect control of the Company; causing the Company's common stock to be no longer listed on the Nasdaq National Market, including consideration of listing on another exchange; causing the Company's common stock to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended; or taking any action similar to any of those enumerated above. Except as otherwise set forth herein, the Reporting Persons, in their capacities as beneficial owners of the Shares, do not have any personal plans or proposals with respect to the foregoing actions.

     The Reporting Persons continuously review their equity investments in the Company. As a result, the Reporting Persons have, from time to time, acquired, and may, from time to time, acquire, additional securities of the Company for their own accounts or for purposes of tax and estate planning, either through the exercise of stock options, the receipt of awards under the Company's employee benefit plans, or through one or more privately negotiated transactions, on the open market or otherwise. The Reporting Persons may, and reserve the right to, dispose of all or a portion of their securities of the Company, now held or hereafter acquired (either alone or in conjunction with the Company's other stockholders), in one or more privately negotiated transactions, on the open market or otherwise. Any sales by Mr. Paolino could possibly cause a change of control of the Company and might result in a change in the composition of the board of directors or management.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) The Reporting Persons own beneficially the number and percentage of the Company's shares of common stock set forth below (based upon information provided by the Company to the Reporting Persons as of the most recent practicable date). Under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the Reporting Persons may, at the time of their original acquisition of the Shares, have been considered a group acting together to control the Company and therefore may each be deemed to beneficially own the shares held by the Reporting Persons, or 23% in the aggregate. Each Reporting Person, however, expressly disclaims his membership in a group and the beneficial ownership of the Shares acquired by the other Reporting Person.

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Name                          Shares of Common Stock              Percentage (1)
----                          ----------------------              ----------
--------------------------------------------------------------------------------
Louis D. Paolino                 2,980,640 (2)                       19.7%
--------------------------------------------------------------------------------
Robert M. Kramer                   487,324 (3)                        3.3%
--------------------------------------------------------------------------------

(1) Calculation of percentage of shares beneficially owned by each Reporting Person is based upon 14,268,632 shares outstanding as of December 9, 2004.

(2) Includes 899,682 shares underlying options that are currently exercisable and 1,190,000 shares pledged as collateral under a collateralized loan agreement between Mr. Paolino and Argyll Equities, LLC, as described in
     Item 6 of this Schedule 13D/A.

(3) Includes options to purchase 417,500 shares of common stock that are currently exercisable.

(b) Mr. Kramer has the sole dispositive and voting power over the Shares that he beneficially owns as disclosed in the table above. As a result of the events set forth in item 6 below relating to Mr. Paolino's collateralized loan agreement with Argyll Equities, LLC ("Argyll"), Argyll may share dispositive and voting power over 1,190,000 of Mr. Paolino's Shares, or 8.3% of the outstanding shares of common stock of Mace.

     After several requests by Mr. Paolino's counsel, Argyll refused to provide the information required by Item 5 of Schedule 13D. Based upon the information contained in the collateralized loan agreement, Mr. Paolino understands that Argyll is a Texas limited liability company located at 1580 South Main Street, Boerne, TX 78006. Argyll refused to provide information as to whether Argyll, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     In addition, Argyll refused to provide information about its ownership thereby making it impossible for Mr. Paolino to determine whether any direct or indirect beneficial owner of Argyll shares dispositive and voting power over Mr. Paolino's pledged Shares. Neither of the Reporting Persons has a direct or indirect beneficial ownership interest in Argyll.

(c)  Mr. Paolino.
     ------------

     Since Amendment No. 1, the number and percentage of shares beneficially owned by Mr. Paolino has changed as a result of (i) a 1 for 2 reverse stock split that occurred on December 17, 2002, (ii) the expiration of irrevocable proxies (described in Amendment No. 1) held by Mr. Paolino relating to 1,504,748 shares (on a post-split basis), and (iii) the grant by the Company to Mr. Paolino of options to purchase Mace common stock pursuant to the Mace Security International, Inc. 1999 Stock Option Plan, as follows:

     On October 18, 2000, the Company granted Mr. Paolino an option to purchase 5,000 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $2.563 per share. The options are fully vested.

     On April 4, 2002, the Company granted Mr. Paolino an option to purchase 87,500 shares of Mace common stock at an exercise price equal to the fair market value of the common stock on the date of grant, or $2.36 per share. The options are fully vested.

     On July 14, 2003, the Company granted Mr. Paolino an option to purchase 150,000 shares of Mace common stock at an exercise price equal to the fair market value of the common stock on the date of grant, or $1.32 per share. The options are fully vested.

     On November 2, 2004, the Company granted Mr. Paolino an option to purchase 568,182 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $4.21 per share. This option replaced a warrant to purchase 568,182 shares of Mace common stock owned by Mr. Paolino that expired on October 29, 2004. The expired warrant had an exercise price of $2.75 per share.

     On November 19, 2004, the Company granted Mr. Paolino an option to purchase 14,000 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $5.35 per share. The options are fully vested.

     On November 19, 2004, the Company granted Mr. Paolino an option to purchase 150,000 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $5.35 per share. The 75,000 of the options are fully vested and 75,000 vest on June 29, 2005.

     The information contained in Item 6 hereof relating to Mr. Paolino's collateralized loan agreement with Argyll Equities, LLC is incorporated by reference herein.


     Mr. Kramer.
     -----------

     Since Amendment No. 1, the number and percentage of shares beneficially owned by Mr. Kramer has changed as a result of (i) a 1 for 2 reverse stock split that occurred on December 17, 2002 and (ii) the grant by the Company to Mr. Kramer of options to purchase Mace common stock pursuant to the Mace Security International, Inc. 1999 Stock Option Plan, as follows:

     On December 27, 1999, the Company granted Mr. Kramer an option to purchase 18,605 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $11.00 per share. The options are fully vested.

     On October 18, 2000, the Company granted Mr. Kramer an option to purchase 5,000 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $2.56 per share. The options are fully vested.

     On March 30, 2001, the Company granted Mr. Kramer an option to purchase 50,000 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $1.38 per share. The options are fully vested.

     On April 4, 2002 the Company granted Mr. Kramer an option to purchase 37,500 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $2.36 per share. The options are fully vested.

     June 14, 2003, the Company granted Mr. Kramer an option to purchase 150,000 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $1.32 per share. The options are fully vested.

     On November 2, 2004, the Company granted Mr. Kramer an option to purchase 37,500 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $4.21 per share. The options are fully vested.

     On November 19, 2004, the Company granted Mr. Kramer an option to purchase 75,000 shares of Mace common stock at an exercise price equal to the fair market value of the Mace common stock on the date of grant, or $5.35 per share. The 37,500 of the options are fully vested and 37,500 fully vest on June 29, 2005.

     (d) The information disclosed in Item 6 is incorporated by reference herein.

     (e) Mr. Kramer disclaims beneficial ownership of the Shares beneficially owned by Mr. Paolino and, as such, does not beneficially own more than 5% of the shares of Mace common stock. Accordingly, unless Mr. Kramer's beneficial ownership increases to a number of shares that represents more than 5% of the Mace common stock, Mr. Kramer does not intend to file any further amendments to this Schedule 13D, either individually or jointly with Mr. Paolino.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Item 6 is hereby amended by adding the following language:

     On April 21, 2004, Mr. Paolino borrowed $4,105,000 on a limited non-recourse basis (under certain circumstances the loan was recourse) from Argyll Equities, LLC ("Argyll") pursuant to a Private Collateralized Loan Agreement with Argyll dated April 15, 2004, as amended on April 20, 2004 (the "Loan Agreement"). The personal consumer loan is secured by Mr. Paolino's pledge of 1,190,000 Shares.

     On November 3, 2004, Mr. Paolino received written notice from Argyll, dated November 2, 2004, that it unilaterally terminated the Loan Agreement and asserted that it had exercised its purported rights under the Loan Agreement. Although certain of the purported rights Argyll sought to enforce under the Loan Agreement may violate applicable law, including the governing state Uniform Commercial Code, such rights that Argyll claimed to assert included the right to take possession of or sell the pledged Shares, as well as the right to exercise the voting rights and powers to which Mr. Paolino is otherwise lawfully entitled. As discussed below, Argyll subsequently agreed and confirmed that it had not exercised any of such rights.

     Mr. Paolino does not believe that Argyll is entitled to exercise its purported rights under the Loan Agreement. Argyll maintained that such rights were triggered when Argyll claimed that Mr. Paolino missed a single interest payment of $43,620.94 on October 15, 2004. Mr. Paolino maintained that the missed interest payment did not entitle Argyll to declare a default and exercise such rights because, among other things, Argyll representatives had agreed to give Mr. Paolino notice before each interest payment was due, which they failed to do. Futher, upon receiving the November 3, 2004 notice of default by Argyll, Mr. Paolino immediately tendered the single missed interest payment to Argyll (which Argyll subsequently accepted by depositing the check) together with a letter indicating that Mr. Paolino was delivering the interest payment when due in accordance with the parties' agreement.

     The parties immediately initiated discussions regarding their dispute. On November 5, 2004, counsel to Argyll confirmed that Argyll would not take any actions with respect to the pledged Shares at least until close of business on Monday, November 8, 2004. On November 8, 2004, Argyll and Mr. Paolino entered into a letter agreement (the "Standstill Agreement") whereby Argyll agreed to "waive its exercise" of its purported rights under the Loan Agreement (including its rights to take action with respect to the pledged Shares) on the condition that, among other things, before the close of business on November 22, 2004, Mr. Paolino execute a Loan Modification Agreement with Argyll that would include such terms and conditions as Argyll may require (the "Standstill Agreement"). On November 18, 2004, Mr. Paolino and Argyll agreed to extend the November 22, 2004 Standstill Agreement to December 3, 2004. On December 3, 2004, counsel to Argyll verbally committed to extend the Standstill Agreement while the parties continued negotiating the terms of a Loan Modification Agreement.

     On December 8, 2004, Argyll sent a letter to counsel for Mr. Paolino terminating the negotiations and indicating that it would "pursue the remedies to which it is entitled under the loan package." Accordingly, Argyll maintains that the Loan is terminated. As of the date of the filing of this Schedule 13D/A, Mr. Paolino does not know whether the Lender has taken possession of or sold the pledged Shares and the Lender has declined to provide any information regarding the disposition of the pledged Shares. The value of the pledged Shares based on the $5.01 closing price of the Mace common stock on December 8, 2004 was $5,961,900, which exceeds the principal amount of the loan by $1,856,900.

     Mr. Paolino intends to challenge the actions of Argyll in court.

     Copies of the agreements comprising the Loan are included as exhibits hereto. The description of such agreements and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following language:

Exhibit 1 -   Private Collateralized Loan Agreement, dated April 15, 2004 by and between Louis D. Paolino, Jr. and Argyll Equities, LLC.

Exhibit 2 -   Amendment No. 1 to Private Collateralized Loan Agreement, dated
              April 20, 2004 by and between Louis D. Paolino, Jr. and Argyll
              Equities, LLC.

Exhibit 3 -   Joint Filing Agreement (previously filed).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2004                             /s/ Louis D. Paolino, Jr.
                                                     ---------------------------
                                                     Louis D. Paolino, Jr.

                                                     /s/ Robert M. Kramer
                                                     ---------------------------
                                                     Robert M. Kramer

                                                                       Exhibit 1

                                Argyll Equities
                           Limited Liability Company

                      Private Collateralized Loan Agreement

--------------------------------------------------------------------------------
   This loan agreement constitutes a "private transaction between individuals" as such term is used by applicable regulatory and jurisdictional authorities.
--------------------------------------------------------------------------------

This 15th day of April 2004

NOW COMES: Louis D. Paolino, Jr. whose address of record is 2626 Del Mar Place, Ft. Lauderdale, FL. 33301 (the "Borrower") and Argyll Equities, L.L.C. a limited liability company chartered in the State of Texas having a principal place of business at 1580 South Main Street, Boerne, TX 78006 (the "Lender").

WHEREAS: The Borrower has requested that the Lender provide a loan in the amount of:

     60% of the Bid Price of 1,000,000 shares of MACE SECURITY INTERNATIONAL, INC. (NasdaqNM:MACE)

     For the purpose of calculating the actual loan value, the stock price per share shall be determined on the business day said collateral is received by the clearing house and released to the Lender using the closing bid price (the "Index Price"); or the 3 prior day average closing bid price, whichever is less; and

WHEREAS: The Lender is willing to furnish such loan only upon the terms and conditions contained herein including, without limitation, the execution, delivery and where appropriate, the filing and/or recording of certain collateral security instruments.

NOW THEREFORE: In consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

SECTION 1. DEFINITIONS: As used in this Agreement, the following terms shall have the following meanings:

1.1 "Collateral" shall mean One Million (1,000,000) free trading shares of MACE SECURITY INTERNATIONAL, INC. (NasdaqNM:MACE).

1.2 "Default" shall mean any event specified in Section 7.1 hereof.

1.3 "Event of Default" shall mean any event specified in Section 7.1 hereof.

1.4 "Fair Market Value" shall mean with respect to each of the shares included in the Collateral and for any day:

     (a) if the principal market for the Collateral is a national securities exchange, the average of the highest and lowest sales prices per share of the Collateral on such day as reported by such exchange or on a composite tape reflecting transactions on such exchange, or;

     (b) if the principal market for the Collateral is not a national securities exchange and the Collateral is quoted on The Nasdaq Stock Market ("Nasdaq"), and,

          (i) if actual sales price information is available with respect to the Collateral, the average of the highest and lowest sales prices per share of the Collateral on such day on Nasdaq, or (ii) if such information is not available, the average of the highest bid and lowest asked prices per share of the Collateral on such day on Nasdaq, or

     (c) if the principal market for the Collateral is not a national securities exchange and the Collateral is not quoted on Nasdaq, the average of the highest bid and lowest asked prices per share of the Collateral on such day as reported on the OTC Bulletin Board Services or by the National Quotation Bureau, Incorporated or a comparable service.

1.5 "Index Price" shall mean the closing bid price as quoted on the exchange/medium on which the Collateral is normally traded on the date specified herein.

1.6 "Lien" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

1.7 "Loan" shall mean the amount of monies borrowed by Borrower from Lender under Section 7.1 hereof.

1.8 "Loan Agreement" shall mean this Loan Agreement including all Exhibit and Schedules hereto as amended or supplemented from time to time.

1.9 "Loan Documents" shall mean collectively, this Loan Agreement, the Closing Summary, the Note and the Pledge Agreement, and all other agreements, documents, instruments or certificates delivered in connection with the Loan Agreement.

1.10 "Maturity" is the date on which this Loan is due and payable.

1.11 "Maturity Date" the maturity date for this Loan Agreement and Note is April 15, 2007.

1.12 "Note" shall mean the non-recourse promissory note described in Section 2.1 hereof and attached hereto as Exhibit 2.1(b) or any promissory note issued in exchange therefore.

1.13 "Obligations" shall mean all obligations and liabilities of the Borrower to lender whether now or hereafter existing, including but not limited to under the Loan Documents.

1.14 "Person" shall mean any individual, corporation, company, voluntary association, partnership, joint venture, trust, unincorporated organization or government (or any agency, instrumentality or political subdivision thereof).

1.15 "Pledge Agreement" shall mean the Agreement attached hereto as Exhibit 4.1.

1.16 "Prime Rate" shall mean the posted prime rate of JP Morgan Chase New York, New York on any given day.

1.17 Use of Defined Terms. All terms defined in this Loan Agreement shall have such defined meanings when used without definition in the Note, Pledge Agreement, certificates or other documents made or delivered pursuant to this Loan Agreement.

1.18 Lender's Discretion. The terms "satisfactory to," "determined by," "acceptable to," "shall elect," "shall request," or similar terms used in this Loan Agreement or any attachment or exhibit made part of this Agreement, shall mean satisfactory so, at the election of, determined by, acceptable to, or requested by the Lender in its sole discretion, unless otherwise specifically provided for or excepted.

1.19 Statements of Knowledge. Any statements, representations or warranties which are based upon the knowledge of the Borrower shall be deemed to have been made after due inquiry with respect to the matter in question but without Borrower being required to seek an opinion of counsel with respect thereto.

SECTION 2. AMOUNT AND TERMS OF LOAN

2.1 Loan. In accordance with the terms and conditions of this Loan Agreement, the Lender agrees to advance to Borrower funds the sum of which shall be determined herein and attached to and made part of this Agreement as Exhibit 2.1(a) (Closing Summary), which sum shall be delivered within 3 business days after confirmation of receipt and final acceptance of collateral. This Loan Agreement shall be evidenced by a non-recourse Note attached hereto as Exhibit 2.1(b) which shall have a term commencing on the date hereof and terminating on April 15, 2007, (the "maturity Date"). The Maturity Date may be extended by mutual agreement of the Lender and Borrower on the same terms and conditions as set forth herein or on such other terms and conditions as the lender and Borrower may mutually agree, provided, however that the term of this Agreement may not exceed 4 years. Lender agrees that upon the payment of a fee equal to one (1%) percent of the principal amount being borrowed, this Agreement's term may be extended for an additional period of one year.

2.2 Fees and Interest.

     (a) The Lender will assess a fee equal to one and one half percent (1.5%) of the principal amount being borrowed and will deduct that fee from the principal upon delivery of the Loan proceeds

     (b) The Borrower shall pay to the Lender interest on the unpaid principal amount of the Loan, for the period commencing on the date hereof until such Loan is paid in full at a rate per annum equal to a prevailing fixed four and one quarter percent (4.25%), but in no event in excess of the maximum permitted under applicable law.

     (c) Interest on the Loan shall be computed on the basis of a 360-day year and shall be due and payable quarterly, commencing on July 15, 2004 for the preceding three months.

     (d) In the event Borrower fails to pay any interest or principal hereunder when due or upon the occurrence of any Event of Default (hereinafter defined) or otherwise breaches this Agreement, this Agreement will terminate and the Lender shall be entitled to and shall take whole possession of the pledged collateral. Notwithstanding such termination, Borrower shall remain responsible for any and all payments herein for the full term hereof. However, this loan is non-recourse.

2.3 Principal Payment. Principal payment of the Note shall be due and payable April 15, 2007. The principal payment due shall increase by and become equal to the sum total of Borrower's obligations to Lender then outstanding on April 15, 2007.

     (a) Subordinate to the provisions of Section 2.2(d), at loan maturity, Borrower shall be entitled to a cash or Collateral credit against Borrower's liability to Lender in an amount equal to thirty (30) percent of any appreciation in the value of the Collateral over the value at closing, with the remainder for the account of the Lender.

2.4 Application of Recurring Payments. Funds received from or on behalf of the Borrower pursuant to the terms and provisions of the Loan Agreement and Note shall be applied in the following manner:

     (a) the payment of fees, penalties and expenses pursuant to any provision of the Loan Documents, then

     (b) the payment of accrued and/or unpaid interest on the Note, then

     (c) when specifically allowed by the Loan Agreement, applied against the principal balance.

2.5 Prepayment.

     (a) No prepayment of principal is permitted the first eighteen (18) months of the note, then,

     (b) Thereafter, Borrower may prepay a portion or all of the principal on any anniversary date of the Loan Agreement subject to the following criteria:
Borrower shall

          (i)  provide Lender 30 days written notice of intent to prepay, and

          (ii) shall advise lender by notice of the amount specifically intended to prepay and the date on which the Borrower intends to make said payment, and

         (iii) pay a fee equal to 10% of the outstanding principal balance

     (c) Funds accepted for repayment of principal shall be applied to Borrower's obligation in accordance with the protocol established in Section 2.4(a), (b) and (c).

2.6 Closing. Closing shall occur one business day after confirmation of receipt and subsequent acceptance by Lender of the collateral to the account designated by the Lender. Net loan proceeds will be wired to the Borrower's designated account below.

         UBS, 677 Washington Blvd., Stanford, CT  (PH: 203-719-5023)
         Fax:              (203-719-5499)
         ABA#:             026007993
         Account #:        101-WA 258640000
         For Further Credit To Account #: FY22148
         Account Name:     Louis D. Paolino, Jr.

2.7 Delivery of Collateral. Under the instructions of the Lender, the Borrower will deliver 1,000,000 shares MACE SECURITY INTERNAITONAL INC (NasdaqNM; MACE) via electronic format to the Lender's designated account below:

         Name of Firm:     First Southwest Co.
         DTC:              0309
         Account Name:     Argyll Equities, L.L.C.
         Account Number:   14060725

SECTION 3: REPRESENTATIONS AND WARRANTIES OF BORROWER. Borrower represents and warrants to Lender that:

3.1 No Liens or Restrictions. The Borrower is the direct legal and beneficial owner of record of the Collateral as the date of this Loan Agreement. The Collateral is free and clear of any Lien. Collateral is free of any restriction, including restrictive legends. The Collateral is freely tradable and transferable.

3.2 Consents. This Loan Agreement and the Loan Documents executed by Borrower constitute valid and binding obligations of Borrower, enforceable in accordance with their respective terms. The Borrower represents and warrants that no consent of any other party and no consent, license, approval, or authorization of any governmental authority is required in connection with the execution, delivery and performance of this Loan Agreement and the Loan Documents herewith.

3.3 No Conflicts. The execution and delivery of this Loan Agreement and other Loan Documents executed by Borrower do not conflict with or result in the breach of any agreement, mortgage or other instrument under which Borrower or any of the Collateral is subject. The execution and delivery of this Loan Agreement and other Loan Documents executed by Borrower does not cause a violation or conflict of any law, rule, or regulation of any governmental agency with jurisdictional authority applicable to him or the Collateral.

3.4 Litigation. There is no action or proceeding pending, contemplated or threatened against Borrower before or by any court, arbitrator, grand jury or administrative agency, any governmental authority, bureau, agency, or instrumentality which might result in a material adverse change in the financial condition of Borrower.

3.5 No Defaults. Borrower is not in default in the payment or performance of any of his obligations or in the performance of any contract, agreement or other instrument to which he is a party or by which any of his assets or properties may be bound.

SECTION 4. CONDITIONS TO LENDER'S OBLIGATIONS

The obligation of the Lender to make the Loan is subject to the Lender's satisfaction of the following conditions precedent:

4.1 Pledge. The Borrower shall have delivered to the Lender:

     (a) the Note, in the form of Exhibit 2.1(b) attached hereto, duly executed by the Borrower, and

     (b) the Pledge Agreement, in the form of Exhibit 4.1 attached hereto, duly executed by the Borrower, and

     (c) the stock in form and substance satisfactory to the Lender, in DTC format representing the Collateral, accompanied by stock powers duly executed by the Borrower in blank and "signature guaranteed" by any member firm of a registered national securities exchange or a commercial bank in form and substance satisfactory to transfer title to the Collateral, and

     (d) an irrevocable proxy in form and substance satisfactory to the Lender, duly executed by the Borrower, and

     (e) an undertaking in form and substance satisfactory to the Lender, duly executed by the Borrower.

4.2 Legal Matters. All matters and all documentation and other instruments in connection with the Loan shall be satisfactory in form and substance to lender and its counsel, and counsel to lender shall received copies of all documents, which it may reasonably request in connection with the Loan.

4.3 Regulations. The making of the Loan by Lender to Borrower and the other transactions contemplated hereby, including but not limited to the execution, delivery and performance of the Pledge Agreement shall be in compliance exclusively with applicable Texas, United States of America laws and government regulations imposed upon Lender and the Borrower.

4.4 Lien Searches. Appropriate UCC, tax and judgment and other lien, property and title searches of public records with respect to Borrower shall have been obtained by Lender and shall be satisfactory in all respects to Lender and its counsel. Borrower shall pay the cost of obtaining such searches in a sum not exceeding $1,000.00US.

4.5 No Judgment and Litigation. Lender shall have received satisfactory evidence that:

     (a) there exists no judgment, order, injunction or other restraint issued or filed which prohibits the making of the Loan or the consummation of the other transactions contemplated hereby, and

     (b) no action, suit, litigation or similar proceeding at law or in equity by or before any count, governmental authority, or agency exists or is threatened with respect to the transactions contemplated hereby.

SECTION 5. AFFIRMATIVE COVENANTS. Borrower hereby covenants that as long as any obligation to Lender remains outstanding and unpaid, Borrower shall, unless otherwise consented to in writing by Lender.

5.1 Notices. Promptly give notice in writing to Lender of:

     (a) the occurrence of any Default or Event of Default under this Loan Agreement or any other Loan Document, or

     (b) any default whether or not any requirement for the giving of notice or the lapse of time or both has been satisfied under any instrument or agreement of Borrower which could have a materially adverse effect on the Collateral.

5.2 Notice of Litigation and Other Matters. Borrower shall immediately give notice to the lender of any of the following events, describing the substance and status of the matter involved:

     (a) the institution of any investigation or proceeding by any governmental authority or agency; or

     (b) any action, suit, proceeding which names as a party or may effect the Borrower involving individually amounts greater than $1,000,000US and in the aggregate greater than $1,000,000 US.

SECTION 6. NEGATIVE COVENANTS. Borrower covenants that so long as any of the Obligation remains outstanding and unpaid, the Borrower shall not without Lender's express prior written consent, create, assume or suffer to exist any Lien of any kind upon any of the Collateral, except for liens and security interests in favor of the Lender.

SECTION 7. EVENTS OF DEFAULT AND REMEDIES

7.1 Events of Default. An "Event of Default" shall exist if any one or more of the following shall occur:

     (a) Failure by Borrower to pay the principal of the Note within three business days of the date when due, whether on the date fixed for payment or by acceleration or otherwise, or the failure by Borrower to pay any interest on the Note within three business days of the date such interest becomes due; or

     (b) If any representation or warranty made by Borrower in this Loan Agreement or in any certificate or statement furnished at the time of Closing or pursuant to this Loan Agreement or any other Loan Document shall prove to have been knowingly untrue or misleading in any material respect at the time made; or

     (c) Default by Borrower in the performance or observance of any covenant or agreement contained in this Loan Agreement or default in any other Loan Documents which is not cured within any applicable grace period for therein, if any; or

     (d) A final judgment for the payment of money in excess of $1,000,000US shall be rendered against Borrower and such judgment shall remain undischarged for a period of sixty days from the date of entry thereof unless within such sixty day period such judgment shall be stayed, and appeal taken there from and the execution thereon stayed during such appeal; or

     (e) If the Borrower shall default in respect of any evidence of indebtedness or under any agreement under which any notes or other evidence of indebtedness of Borrower are issued, if the effect thereof is to cause, or permit the holder or holders thereof to cause, such obligation or obligations in an amount in excess of $1,000,000US in the aggregate to become due prior to its or their stated maturity or to permit to acceleration thereof; or

     (f) If an Event of Default under the Pledge Agreement of even date herewith shall occur and any grace period provided for therein shall have expired; or

     (g) If Borrower shall make a general assignment for the benefit of creditors to the appointment of a receiver, liquidator, custodian, or similar official of all or substantially all of his properties, or any such official is placed in control of such properties or Borrower admits in writing his inability to pay his debts as they mature, or the Borrower shall commence any action or proceeding or take advantage of or file under any federal or state insolvency statute, including, without limitation, the United States Bankruptcy Code, seeking to have an order for relief entered with respect to him or seeking adjudication as a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution, or other relief with respect to him or his debts; or

     (h) There shall be commenced against Borrower any action or proceeding of the nature referred to in subsection (g) of this Section 7.1, or seeking issuance of a warrant of attachment, execution, distraint, or similar process against all or any substantial part of the property of Borrower, which results in the entry of an order for relief which remains undismissed, undischarged or unbonded for a period of sixty days; or

     (i) The Pledge Agreement shall cease at any time after its execution and delivery and for any reason to create a valid and perfected first priority security interest in and to the property subject thereto or the validity or priority of such security interest shall be contested by Borrower or by any other Person; or any of the other Loan Documents shall at any time after their execution and delivery for any reason cease to be in full force and effect or shall be declared null or void, or the validity or enforceability thereof shall be contested by Borrower or by any other Person; or

     (j) The Fair Market Value of the Collateral shall at any time be less than eighty-percent (80%) of the amount of the Obligations.

7.2 Rights. Upon the occurrence of an Event of Default the Note, together with any accrued and unpaid interest thereon, shall be immediately due and payable without notice or demand, presentment, or protest, all of which are hereby expressly waived.

     At any time after the date first above written, Lender shall thereupon have the rights, benefits and remedies afforded to it under any of the Loan Documents with respect to the Collateral and may take, use, sell or otherwise, encumber or dispose of the Collateral as if it were the Lender's own property. Borrower agrees that Lender may or may not proceed, as it determines in its sole discretion, with any or all other rights, benefits, and remedies that it may be entitled against the Borrower.

     Anything herein to the contrary notwithstanding, except as provided for below, the Lender agrees, for itself, its representatives, successors, endorsees and assigns, that:

     (a) neither the Borrower, nor any representative, successor, assign or affiliate of the Borrower, shall be personally liable for the Obligations; and

     (b) the Lender and any such representative, successor, endorsees or assignee shall look to the property encumbered by the Pledge Agreement and/or the other instruments of security that secure the Note for payment of the Obligations, and will not make any claim or institute any action or proceeding against the Borrower or any representatives, successors, assigns or affiliates of the Borrower for any deficiency remaining after collection upon the Collateral. Provided, however, and notwithstanding the foregoing the Borrower is and will remain personally liable for any deficiency remaining after collection of the pledged collateral to the extent of any loss suffered by Lender, or its representatives, successors, endorsees or assigns, if such loss is caused by Borrower based in whole or in part upon:

          (i) Damages arising from any fraud, misrepresentations or the breach of any covenant or agreement; and/or

          (ii) Damage to the pledged collateral resulting from gross negligence or intentional acts; and/or

          (iii) Failure to pay taxes or other property-related liens; and/or

          (iv) Damages arising from the failure to comply with any and all laws.

SECTION 8. MISCELLANEOUS

8.1 Redelivery of Collateral. Lender agrees that, within ten business days of Borrower's full payment of the Obligations, to return the Collateral to Borrower at the address specified herein for the giving of notices or to such other person and address as Borrower specifies in writing to Lender.

8.2 Notices. All notices, requests or other communications to either of the parties by the other shall be in writing and shall be deemed duly given on the earlier of the date the same is delivered in person or when deposited in the United States mail, certified or registered, postage prepaid, return receipt requested, as follows:

      If to Lender:                                    If to the Borrower:
      ------------                                     ------------------

      Argyll Equities, LLC                             Louis D. Paolino, Jr.
      4370 La Jolla Village Drive, 4th Floor           2626 Del Mar Place
      San Diego, CA  92122-1249                        Ft. Lauderdale, FL  33301
      (Phone) (858) 546-4405                           (Phone) (609) 519-5563
      (Fax) (858) 546-4406                             (Fax)  (954) 462-7831

     Either party may designate by notice in writing to the other a new address to which notices, requests and other communications hereunder shall be given.

8.3 Controlling Law. This Loan Agreement, the Note and all instruments or agreements delivered hereunder shall be governed by and construed in accordance with the laws of the State of Texas, United States of America excluding therefrom any principals of conflicts of laws.

8.4 Provisions Severable. If any of the provisions of this Loan Agreement shall be or become illegal or unenforceable in whole or in part, for any reason, the remaining provisions shall nevertheless be deemed valid, binding and subsisting.

8.5 Further Assurances. Borrower hereby agrees to execute and deliver such further instruments and documents as may be reasonably requested by Lender in order to carry out fully the intent and accomplish the purposes of this Loan Agreement and the transactions referred to herein. Borrower agrees to take any action which Lender may reasonably request in order to obtain and enjoy the full rights and benefits granted to Lender by this Loan Agreement and each other agreement, instrument and document delivered to Lender in connection herewith, including specifically, at Borrower's own cost and expense, the use of its best efforts to assist in obtaining consent of any government agency or self-regulatory organization for an action or transaction contemplated by this Loan Agreement which is then required by law.

8.6 Survival of Agreements. Except as herein provided, all agreements, representations and warranties made herein and in any certificate delivered pursuant hereto, shall survive the execution and delivery of this Loan Agreement and the Note, and shall continue in full force and effect until the indebtedness of Borrower under the Note and all other Obligations have been paid in full.

8.7 Entire Agreement. This Loan Agreement and other Loan Documents contain the entire agreement between the parties hereto and may be amended, changed or terminated only by an instrument in writing signed by the parties hereto.

8.8 Waivers. No failure to exercise and no delay in exercising, on the part of Lender, any right, power or privilege under this Loan Agreement or under the Note, or any agreement or instrument delivered to Lender hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision of this Loan Agreement, the Pledge Agreement or the Note or any agreement or instrument delivered hereunder shall be effective unless executed by Lender and any such waiver shall not constitute a waiver in the future of any of the provisions of any of the foregoing documents, except as may be specifically provided in any such waiver. No notice to Borrower from Lender shall entitle Borrower to any other or further notice in any circumstance unless expressly provided for in such notice or this Loan Agreement. No course of dealing between Borrower and lender shall operate as a waiver of any of the rights of Lender under this Loan Agreement.

8.9 Gender and Number. Words used herein, regardless of the number or gender specifically used, shall be deemed and construed to include any other number, singular or plural and any other gender, masculine, feminine or neuter, as the context requires.

8.10 Headings. The headings used in this agreement are solely for the convenience of reference, and are not part of this agreement, and are not to be considered in construing or interpreting this agreement.

8.11 Counterparts. This Loan Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

8.12 Successors and Assigns. This Loan Agreement shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns except that the rights and obligations of Borrower hereunder may not be assigned or transferred in any respect. The provisions of this Loan Agreement are intended to be for the benefit of any holder, from time to time, of the Note and shall be enforceable by any such holder, whether or not an expressed assignment to such holder of rights under this Loan Agreement has been made by Lender or its successors or assigns.

8.13 Confidentiality. This Loan Agreement and the other Loan Documents are to be kept confidential and are not to be reproduced in any manner whatsoever for Persons other than the parties hereto. Each Party agrees not to circumvent the legitimate interests of the other party and to maintain this transaction in strict confidentiality. Each party agrees to maintain the confidentiality of any trade secrets, techniques, and contracts and contacts of the other party. Each party agrees not to engage in unauthorized communications (i.e. telephone calls, written inquiries, etc.) with the other party's banks, insurers, contracting parties and contacts.

8.14 Consent to Jurisdiction; Venue; Jury Trial Waiver. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, United States of American applicable to the contracts between residents of Texas that are to be wholly performed within such state. Borrower hereby consents to the exclusive jurisdiction of the courts sitting in Kendall County, Texas, United States of America, as well as to the jurisdiction of all courts from which an appeal may be taken from the aforesaid courts, for the purpose of any suit, action or other proceeding by any party to this Agreement, arising out of or related in any way to this Agreement. Borrower hereby irrevocably and unconditionally waives any defense of an inconvenient forum to the maintenance of any action or proceeding in any such court, any objection to venue with respect to any such action or proceeding and any right of jurisdiction on account of the place of residence or domicile of any party thereto. The Undersigned hereby irrevocably and unconditionally waives the right to a jury trial in connection with any claim arising out of or related to this Agreement. In addition, Borrower consents to the service of process by United States certified or registered mail return receipt requested, or Federal Express or similar courier delivery addressed to Borrower at the address provided herein. Borrower also, to the extent permitted by law, waivers trial by jury in any action brought on or with respect to this Loan Agreement and agrees that in the event this Loan Agreement shall be successfully enforced by suit or otherwise, Borrower will reimburse the Lender or holder or holders of the Obligations, upon demand, for all reasonable expenses incurred in connection therewith, including, without limitation, reasonable attorneys' fees and expenses.

         IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be duly executed and delivered as of the day and year first above written.

                                            Borrower:

                                            /s/ Louis D. Paolino, Jr.
                                            -------------------------
                                            Louis D. Paolino, Jr.

                                            Lender:  Argyll Equities, LLC

                                            By: __________________________


IT IS SPECIFICALLY AGREED AND UNDERSTOOD THAT THE TRANSMITTAL OF THIS LOAN AGREEMENT DOES NOT CONSTITUTE AN OFFER BY THE PROPOSED LENDER AND THAT THE PROPOSED LOAN AGREEMENT SHALL NOT BE BINDING UPON THE PROPOSED LENDER UNLESS ACTUALLY SIGNED BY THE LENDER. MOREOVER, IT IS SPECIFICALLY AGREED THAT THE ENCLOSED DOES NOT REPRESENT A NOTE OR MEMORANDUM OF AGREEMENT UNTIL EXECUTED AND PEFORMED, THE LENDER SHALL BE UNDER NO OBLIGATION TO PROCEED WITH THE CONSUMMATION OF THIS TRANSACTION.


                                    GUARANTEE
                                    ---------

State of____Florida_________________)
                                    )  ss.
County of __Broward ________________)


     On April 20, 2004 before me, Louis D. Paolino, Jr., upon satisfactory evidence to be the person whose name is subscribed to the within instrument, personally appeared and who being duly sworn did subscribe the same in his authorized capacity, freely and voluntarily for the uses and purposes therein expressed.

     WITNESS my hand and official seal the date aforesaid


                                                        /s/ [Not legible]
                                                        ------------------------
                                                        Notary Public

---------------------                                          -----------------
 CUSIP No. 554335109                     13D                    Page 23 of 36
---------------------                                          -----------------

                                 Argyll Equities
                            Limited Liability Company

                      Private Collateralized Loan Agreement
                                 EXHIBIT 2.1(b)
                           NONRECOURSE PROMISSORY NOTE

                           This 15th day of April 2004

     FOR VALUE RECEIVED, the undersigned, Louis D. Paolino, Jr. (the "Borrower"), hereby promises to pay Argyll Equities, LLC (the "Lender") in accordance with the terms and conditions of the Loan Agreement attached hereto dated April 15, 2004, the principal amount of the Loan, as defined in the Loan Agreement and interest on the unpaid principal amount of the Loan from the date thereof at the rates per annum and for the periods set forth in and established by the Loan Agreement.

     All indebtedness outstanding under this Note beyond the Maturity Date, whether by acceleration or otherwise, shall be subject to and incur interest, computed in the same manner as interest on this Note prior to Maturity (as defined in the Loan Agreement) and all such interest shall be payable as provided in the Loan Agreement.

     The Borrower has pledged to the Lender 1,000,000 shares of MACE SECURITY INTERNATIONAL INC (NasdaqNM:MACE) common stock (the Collateral) pursuant to a Pledge Agreement dated April 15, 2004 executed by Borrower in favor of the Lender. The security interest shall assign any and all proceeds and products of the Collateral and assign all dividends and distributions on the Collateral in favor of the Lender, up to the amount of the Obligation (as defined in the Loan Agreement).

     Anything herein to the contrary notwithstanding, the obligation of the Borrower to make payments of interest shall be subject to a limitation that interest payments shall not be required of the Borrower to the extent that the Lender's charging thereof would violate the law or laws applicable to the Lender which limit rates of interest. If interest on the indebtedness evidenced hereby would otherwise exceed the highest lawful rate, only such highest lawful rate will be assessed the Borrower. Any amount of interest charged the Borrower by the Lender in excess of such highest lawful rate shall be deemed paid and accepted as a reduction of the principal balance of the Loan.

     Payment of both principal and interest on this Note shall be made at the office of the Lender or such other place as the holder hereof shall designate to the Borrower in writing, in lawful money of the United States of America is immediately available funds when due and payable as set forth in the Loan Agreement.

     This Note is hereby made part of the Loan Agreement as referenced and is secured in the manner provided therein and is subject to the terms and conditions thereof and is entitled to the benefits thereof.

     Upon the occurrence of any Event of Default, as defined in the Loan Agreement, the principal amount and all accrued interest on this Note shall be immediately due and payable in the manner and with the effect provided for in the Loan Agreement.

     This Note is a non-recourse Note, and anything herein to the contrary notwithstanding, (but except as provided below), the Lender agrees, for itself, its representatives, successors, endorsees and assigns, that:

     (1) neither the Borrower, nor any representative, successor, assign or affiliate of the Borrower, shall be personally liable for this Note; and

     (2) in the event of default hereunder, the Lender, its representatives, successors, endorsees or assigns, shall look to the property encumbered by the Pledge Agreement and/or the other instruments of security that secure this Note for payment, and will not make any claim or institute any action or proceeding against the Borrower, or its representatives, successors, assigns or affiliates, for any deficiency remaining after collection upon the pledged Collateral. Provided, however, and notwithstanding the foregoing, the Borrower is and will remain personally liable for any deficiency remaining after collection of the pledged

---------------------                                          -----------------
 CUSIP No. 554335109                     13D                    Page 24 of 36
---------------------                                          -----------------

          Collateral to the extent of any loss suffered by Lender, or its representatives, successors, endorsees or assigns, if such loss is caused by Borrower based in whole or in part upon:

          (i) Damages arising from any fraud, misrepresentations or the breach of any covenant or agreement; and/or

          (ii) Damage to the pledged Collateral resulting from gross negligence or intentional acts; and/or

          (iii) Failure to pay taxes or other property-related liens; and/or

          (iv) Damages arising from the failure to comply with any and all laws.

     The Borrower agrees to pay all costs and expenses of collection, including, without limitation, the reasonable attorneys' fees, costs and disbursements of the holder hereof, in the event that any action, suit or proceeding is brought by the holder hereof to collect on this Note.

     IN WITNESS WHEREOF, the Borrower has executed this Promissory Note on the date and year first above written.

                                                    BORROWER:

                                                    /s/ Louis D. Paolino, Jr.
                                                    ----------------------------
                                                    Louis D. Paolino, Jr.

                                                    LENDER:
                                                    Argyll Equities, LLC


                                                    By:_________________________


                                    GUARANTEE
                                    ---------
State of ___Florida______________)
                                 ) ss.
County of___Broward______________)


     On April 20, 2004 before me, Louis D. Paolino, Jr., upon satisfactory evidence to be the person whose name is subscribed to the within instrument, personally appeared and who being duly sworn did subscribe the same in his authorized capacity, freely and voluntarily for the uses and purposes therein expressed.

     WITNESS my hand and official seal the date aforesaid



_/s/_[Not legible]__________________________________ Notary Public

---------------------                                          -----------------
 CUSIP No. 554335109                     13D                    Page 25 of 36
---------------------                                          -----------------

                                 Argyll Equities
                            Limited Liability Company

                      Private Collateralized Loan Agreement
                                   EXHIBIT 4.1
                                PLEDGE AGREEMENT

This 15th day of April 2004

NOW COMES: Louis D. Paolino, Jr. whose address of record is 2626 Del Mar Place, Ft. Lauderdale, FL. 33301 (hereinafter the "Pledgor") and Argyll Equities, L.L.C. a limited liability company chartered in the State of Texas having a principal place of business at 1580 South Main Street, Boerne, TX 78006 (hereinafter the "Lender").

WHEREAS: The Pledgor and the Lender are entering into a Loan Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time) as of the date hereof providing for the making of a Loan to the Pledgor in the amount, and subject to the terms and conditions, specified in the Loan Agreement.

The Pledgor is the direct legal and beneficial owner of One Million (1,000,000) shares of MACE SECURITY INTERNATIONAL, INC. (NasdaqNM:MACE) common stock.

The execution and delivery of this Pledge Agreement and the pledge by the Pledgor to the Lender of his rights in the Collateral, as hereinafter defined, constitute conditions precedent to the obligation of the Lender to make a Loan to the Pledgor pursuant to the terms of the Loan Agreement.

NOW THEREFORE: In consideration of the premises, and in order to induce the Lender to execute and deliver the Loan Agreement and to make and maintain a loan thereunder, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees as follows:

SECTION 1. DEFINITIONS: Capitalized terms that are not defined herein have the respective meanings ascribed them in the Loan Agreement and, in the following terms have the following meanings:

1.1  "Amount Realized" has the meaning specified in Section 10.

1.2  "Loan Agreement" has the meaning specified in Recital A.

1.3  "Loan" has the meaning specified in Recital A.

1.4 "Obligations" means all indebtedness and other liabilities and obligations of the Pledgor to the Lender of every kind, nature and description, present or future, direct or indirect, secured or unsecured, joint or several, absolute or contingent, matured or not, in any currency, due or to become due, now existing or hereafter arising, regardless of how they arise or by what agreement or instrument or whether evidenced by any agreement or instrument and whether as principal or surety, including, without limitation, (i) the payment in full when due of the Loan and all interest, thereon, the payment of all amounts payable by the Pledgor to the Lender under the terms of the Loan Agreement, the Note or any other Loan Document and the payment and performance in full when due of all other liabilities and obligations of the Pledgor to the Lender under the Loan Agreement, the Note and the other Loan Documents and all notes and other evidences or indebtedness issued in exchange or substitution of the Note and
(ii) the observance and performance by the Pledgor of the obligations to be observed and performed by it hereunder or under any related agreement, instrument or document.

1.5  "Pledge" has the meaning specified in Section 2.

1.6  "Pledged Collateral" has the meaning specified in Section 2.

1.7  "Pledged Shares" ahs the meaning specified in Section 2(a).

1.8 "Uniform Commercial Code" means the Uniform Commercial Code as adopted and in effect from time to time in the State of New York.

1.9 Gender and Number. Words used herein, regardless of the number or gender specifically used, shall be deemed and construed to include any other number, singular or plural and any other gender, masculine, feminine, or neuter, as the context requires.

1.10 Headings: The headings used in this Pledge are solely for the convenience of reference, and are not part of this Agreement, and are not to be considered in construing or interpreting this Agreement.

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1.11 References: Unless otherwise specified, the words "hereof," "herein,"
"hereunder" and other similar words refer to this Pledge Agreement as a whole and not just to the Section, subsection or clause in which they are used; and the words "this Agreement" refer to this Pledge Agreement, as amended, modified or supplemented from time to time.

     Unless otherwise specified, references to Sections, Recitals, Schedules and Exhibits are references to Sections of, and Recitals, Schedules and Exhibits to, this Agreement.

1.12 Statements as to Knowledge: Any statements, representations or warranties which are based upon the knowledge of the Borrower shall be deemed to have been made after due inquiry with respect to the matter in question.

SECTION 2. PLEDGE. The Pledgor hereby pledges, hypothecates and assigns to the Lender, and hereby grants to the Lender a security interest in and all right, title and interest in and to (the "Pledge"), the following described property, whether now owned by the Pledgor or hereafter acquired and whether now existing or hereafter created (hereinafter the "Pledged Collateral");

     (a) all the shares of capital stock of MACE SECURITY INTERNATIONAL, INC. (Nasdaq:MACE) ("Issuer") described in Schedule I together with the certificates evidencing such shares (collectively, the "Pledged Shares");

     (b) all cash, instruments, securities or other property representing a dividend or other distribution on any of the Pledged Shares, or representing a distribution or return of capital upon or in respect of the Pledged Shares, or resulting from a split-up, revision, reclassification or other like change of the Pledged Shares, or otherwise received in exchange therefore, and any warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Shares;

     (c) all proceeds of any of the property of the Pledgor described in subsections (a) and (b) above of this Section 2 and, to the extent related to any property described in said clauses or such proceeds, all books, correspondence, records, and other documents.

SECTION 3. PLEDGE ABSOLUTE. The Pledgor hereby agrees that this Agreement shall be binding upon the Pledgor and that the Pledge hereunder shall be irrevocable and unconditional, irrespective of the validity, legality or enforceability of the Loan Agreement, the Note, any other Loan Document or any of the Obligations, the absence of any action to enforce the same, the waiver or consent by the Lender with respect to any provision thereof, the recovery of any judgment against the Pledgor, or any action to enforce the same, the waiver or consent by the Lender with respect to any provision thereof, the recovery of any judgment against the Pledgor, or any action to enforce the same or any other similar circumstances. The Pledgor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Pledgor, any notice to require a proceeding first against the Pledgor or any other Person, protest or notice with respect to the Note or any other promissory notes or evidences of indebtedness secured hereby or the indebtedness evidenced thereby and all demands whatsoever, and covenants that this Agreement will remain in full force and effect so long as any Obligations remain unpaid.

SECTION 4. REPRESENTATIONS AND WARRANTIES. The Pledgor hereby represents and warrants, to his knowledge, as follows:

4.1 The Pledgor is not in violation of any applicable United States federal or state, or any applicable law or regulation or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, which violation or default could affect the validity or enforceability of this Agreement or any related document or prevent the Pledgor from performing any of his obligations hereunder or under any related documents.

4.2 The execution, delivery and performance of this Agreement by the Pledgor, the Pledge of the Pledged Collateral pursuant hereto and the incurrence and performance of the obligations provided for herein will not (1) violate any law or regulation applicable to the Pledgor or any of his assets, (2) violate or constitute (with due notice or lapse of time or both) a default under any provision of any indenture, agreement, license or other instrument to which the Pledgor is a party or by which he or any of his properties may be bound or affected, (3) violate any order of any court, tribunal or governmental agency binding upon the Pledgor or any of his properties or (4) result in the creation or imposition of any lien or encumbrance of any nature whatsoever upon any assets or revenues of the Pledgor (except liens in favor of the Lender hereunder).

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4.3 No authorizations, approvals and consents of, and no filings and registrations with, any governmental or regulatory authority or agency or any other Person are necessary for the execution, delivery or performance by the Pledgor of this Agreement or for the validity or enforceability hereof.

4.4 This Agreement constitutes the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms.

4.5 The Pledgor is the sole record and beneficial owner of the Pledged Shares. The Pledged Shares are not subject to any liens, security interests, charges or encumbrances of any kind or nature, other than the liens created hereunder. The Pledgor has legal title to the Pledged Shares and the Pledgor has good and lawful authority to Pledge all of the Pledged Shares in the manner hereby done or contemplated. The Pledged Shares are not subject to any contractual or other restriction upon the transfer thereof, and no right, warrant or option to acquire any of the Pledged Shares exists in favor of any other Person. The Pledged Shares are freely tradable and transferable securities and do not bear any restrictive legend. The Pledgor has taken all necessary action to create and perfect a security interest in the Pledged Shares in favor of the Lender, and the Lender has acquired a first and prior perfected security interest therein.

4.6 When any item of Pledged Collateral other than the Pledged Shares is pledged hereunder, (i) the Pledgor will be the owner of such item of Pledged Collateral free and clear of any liens, security interests, charges or encumbrances of any kind or nature (other than those created hereunder) and (ii) the Pledgor will have legal title to such item of Pledged Collateral and the Pledgor will have good and lawful authority to Pledge and deliver such item of Pledged Collateral in the manner hereby contemplated.

4.7 Any information, schedules, exhibits and reports furnished by the Pledgor to the Lender in connection with the negotiation and preparation of this Agreement did not contain any omissions or misstatements of that which would make the statements contained therein misleading or incomplete in any material respect.

SECTION 5. COVENANTS. The Pledgor hereby agrees that, unless the Lender shall otherwise agree in writing, until the payment in full of the Obligations:

5.1 The Pledgor (i) shall defend his title to the Pledged Collateral against all claims and demands whatsoever that are adverse to the Lender, (ii) shall not create, incur, assume or suffice to exist any license, security interests, charges or encumbrances of any kind or nature (other than those created hereunder) in any Pledged Collateral and (iii) shall not sell, assign, transfer, exchange or otherwise dispose of, or grant any option or other right with respect to, any Pledged Shares.

5.2 The Pledgor shall, upon demand of the Lender, do the following: furnish further assurances of title, execute any written agreement or do any other act(s) necessary to effectuate the purposes and provisions of this Pledge Agreement, execute any instrument, document or statement required by law or otherwise in order to perfect, continue or preserve the security interests of the Lender in the Pledged Collateral and pay all filing or other costs incurred in connection therewith.

5.3 Upon the Lender's request and from time to time thereafter, the Pledgor will make, execute, acknowledge and deliver, file and record in the proper filing and recording places, all such instruments including, without limitation, appropriate financing statements and duly executed blank stock powers and other instruments of transfer or assignment satisfactory in form and substance to the Lender, and take all such action, as the Lender may reasonably deem necessary or advisable to carry out the intent and purpose of this Pledge Agreement and to establish and maintain in favor of the Lender a valid, enforceable and perfected security interest in the Pledged Collateral and the other rights contemplated hereby that are superior and prior to the rights and security interests of all other persons or entities. Without limiting the generality of the foregoing sentence, (i) the Pledgor will, from time to time upon the Lender's request, cause all relevant books and records, if any, to be marked with such legends or segregated in such manner as the Lender may specify, and take or cause to be taken such other action and adopt such procedures as the Lenders may specify, to give notice of, and to perfect, the security interests created hereby in the Pledged Collateral.

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5.4 The Pledgor shall procure, pay for, affix to any and all documents and cancel any documentary tax stamps required by, and in accordance with, applicable law and will indemnify the Lender, and hold the Lender harmless against any liability (including interest and penalties) in respect of such documentary stamp taxes.

SECTION 6. APPOINTMENT OF AGENTS: REGISTRATION IN NOMINEE NAME. The Lender shall have the right to appoint one or more agents for the purpose of retaining physical possession of the certificates representing or evidencing the Pledged Collateral, which may be held (in the discretion of the Lender) in the name of the Pledgor, endorsed or assigned in blank or in favor of the Lender, or in the name of the Lender or any nominee or nominees of the Lender or any agent appointed by the Lender. In addition to all other rights possessed by the Lender, the Lender may, from time to time, at the Lender's sole discretion and without notice to the Pledgor, take any or all of the following actions: (a) transfer all or any part of the Pledged Collateral into the name of the Lender or its nominee, with or without disclosing that such Pledged Collateral is subject to the lien and security interest created hereby; (b) take control of any proceeds of any of the Pledged Collateral; and (c) exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations for any purpose consistent with its rights under this Pledge Agreement; provided that all powers of the Lender under this Section 6 shall be subject to the rights of the Pledgor under Section 9 hereof to the extent that the exercise of such powers represents a sale of an item of Pledged Collateral. Pledgor further acknowledges and agrees that as long as any portion of the principal balance of the Loan remains due and outstanding, Lender may take any and all action with respect to the Pledged Collateral as Lender, in its sole and absolute discretion, may deem to be advisable, including, without limitation, utilizing the Pledged Collateral as collateral for hedging transactions, transferring the Pledged Collateral within or among one or more Depository Accounts, creating and trading derivative instruments that are backed, in whole or in part, by the Pledged Collateral, and altering or revising the owner of record of the beneficial interest or any other interest in the Pledged Collateral. Lender is under no obligation to sequester the Pledged Collateral apart from any other assets of the Lender, and Lender may combine the Pledged Collateral, in whole or in part, with any other assets.

SECTION 7.  VOTING RIGHTS; DIVIDENDS, Etc.

7.1 So long as no Event of Default has occurred and is continuing, the Pledgor shall be entitled to exercise any and all voting rights and powers relating or pertaining to the Pledged Collateral or any part thereof for any purposes not inconsistent with the terms of this Pledge Agreement.

7.2 Any and all stock dividends, liquidating dividends, distribution of property, redemption or other distributions made on or in respect of the Pledged Collateral, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of the Pledged Collateral or received in exchange for Pledged Collateral or any part thereof or as a result of any merger, consolidation, acquisition or other exchange of assets to which the Pledgor may be a party or otherwise, and any and all cash and other property received in payment of the principal of or in redemption of or in exchange for any Pledged Collateral (either at maturity, upon call for redemption or otherwise), shall become part of the Pledged Collateral and, if received by the Pledgor, shall be held in trust for the benefit of the Lender and shall forthwith be delivered to the Lender or its designated agent (accompanied by proper instruments of assignment and/or stock powers executed by the Pledgor in accordance with the Lender's instructions) to be held subject to the terms of this Pledge Agreement.

7.3 Upon the occurrence of an Event of Default and so long as such Event of Default shall continue at the option of the Lender (subject to applicable law), all rights of the Pledgor to exercise the voting rights and powers which the Pledgor is entitled to exercise pursuant to Section 7(a) shall cease, and all such rights shall thereupon become vested in the Lender, and the Lender shall have the sole and exclusive right and authority to exercise such voting and/or consensual rights and powers. Any and all cash and other property paid over to or received by the Lender pursuant to the provisions of the Subsection 7.3 shall be retained by the Lender as part of the Pledged Collateral, and shall be applied in accordance with the provisions thereof.

7.4 Concurrently with his execution of this Agreement, the Pledgor shall execute and deliver to the Lender an irrevocable proxy to vote the Pledged Shares, substantially in the Form of Exhibit A. After the occurrence and during the continuance of an Event of Default, the Pledgor shall deliver to the Lender such further evidence of such irrevocable proxy or such further irrevocable proxies to vote any shares of stock constituting part of the Pledged Collateral as the Lender may request.

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7.5 The Lender at any time may extend or renew for one or more periods (whether or not longer than the original period) the Obligations, and grant releases, compromises or indulgences with respect to the Obligations or any extension or renewal thereof or any security therefore or to any obligor hereunder or there under without impairing the Lender's rights, or releasing the Pledgor from its obligations, hereunder.

SECTION 8. RIGHTS AND REMEDIES.

8.1 The Lender may, without being required to give any notice to the Pledgor, apply the cash (if any) then held by it pursuant to Section 6 or 7 to the ratable payment in full of the Obligations and all other indebtedness referred to in Section 10 in the order and manner specified in Section 10. The Lender may sell the Pledged Collateral, or any part thereof, in accordance with Section 9 and shall apply the proceeds of such sale to the ratable payment in full of the Obligation and all other indebtedness referred to in Section 10 in the order and manner specified in Section 10.

8.2 The Pledgor agrees that, without notice to or further assent by the Pledgor, the liability of the Pledgor or any other Person for or upon any of the Obligations may, from time to time, in whole or in part, be renewed, extended, modified, accelerated, compromised or released by the Lender, as the Lender may deem advisable, and that the Pledged Collateral or other collateral or liens, securing any of the Obligations may, from time to time, in whole or in part (subject, in the case of the Pledged Collateral, to the provision of this Agreement), be exchanged, sold or surrendered by the Lender, as the Lender may deem advisable, all without impairing, abridging, affecting or diminishing this Agreement or the rights of the Lender hereunder or with respect to the Pledged Collateral.

SECTION 9. SALE OF PLEDGED COLLATERAL.

9.1 As an alternative to exercising the power of sale herein conferred upon it, the Lender may proceed by a suit or suits at law or in equity to foreclose this Pledge Agreement and to sell the Pledged Collateral, or any portion thereof, pursuant to a judgment or decree of a court or courts of competent jurisdiction.

9.2 In connection with any disposition of the Pledged Collateral, in accordance herewith, any such sale or other disposition of any Pledged Collateral in reliance on such advice shall be deemed to be commercially reasonable under the Uniform Commercial Code and other wise proper.

9.3 The Lender shall be under no obligation to sell or otherwise dispose of any Pledged Collateral, or to cause any Pledged Collateral to be sold or otherwise disposed of, by reason of any diminution in the fair market value thereof, and the failure of the Lender to do so shall under no circumstances be deemed a failure to exercise reasonable care in the custody of preservation of the Pledged Collateral.

9.4 In addition to the rights and remedies granted to the Lender in this Pledge Agreement and in any other instrument or agreement securing evidencing or relating to any of the Obligations, the Lender shall have all the rights and remedies of a secured party under the Uniform Commercial Code. The Lender shall have the right in its sole discretion to determine which rights, security, liens, guaranties or remedies it shall retain, pursue, release, subordinate, modify or enforce, without in any way modifying or affecting any of the other of them or any of the Lender's rights hereunder.

SECTION 10. APPLICATION OF PROCEEDS OF COLLATERAL SALE

10.1 The Lender shall apply all cash held by it pursuant to Section 6 or 7 with respect to the Pledged Collateral and the proceeds of the sale of any Pledged Collateral (such cash and proceeds being referred to collectively as the "Amount Realized") as follows:

     (a) the payment to or reimbursement of Lender for any fees and expenses for which it is entitled to be paid or reimbursed pursuant to any of the provisions of the Loan Documents; then

     (b) the payment of any accrued and unpaid interest of the Note; and then

     (c) for such use of the Lender as it may chose.

10.2 Anything herein to the contrary notwithstanding, (but except as provided below), the Lender agrees, for itself, its representatives, successors, endorsers and assigns, that: (i) neither the Pledgor, nor any representative, successor, assign or affiliate of the Pledgor, shall be personally liable for the Obligations; and (ii) in the event of default hereunder, the Lender (and any such representative, successor, endorser or assignee) shall look to the property encumbered by this Agreement and/or the other instrument of security that secure the Obligations for payment of the Obligations, and will not make any claim or institute any action or proceeding against the Pledge (or any representatives, successors, assigns or affiliates of the Pledgor) for any deficiency remaining after collection upon the Pledged Collateral. Provided however, and notwithstanding the foregoing, the Pledgor is and will remain personally liable for any deficiency remaining after collection of the Pledged Collateral to the extent of any loss suffered by Lender, or its representatives, successors, endorsers or assigns, if such loss is caused by Pledgor based in whole or in part upon:

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     (a) Damages arising from any fraud, misrepresentations or the breach of any covenant or agreement; and/or;

     (b) Damage to the pledged collateral resulting from gross negligence or intentional acts; and/or

     (c) Damages arising from the failure to comply with any and all laws.

SECTION 11. COMPLIANCE WITH SECURITIES LAWS.


11.1 The Pledgor shall execute and deliver to the Lender concurrently with the Pledgor's execution of this Agreement an undertaking substantially in the form of Exhibit B.

11.2 The Pledgor further agrees to door cause to be done all such other acts and things as may be necessary to make any sale or the disposition of any portion of all of the Pledged Shares by the Lender hereunder valid and binding and in compliance with any and all applicable laws, regulations, orders, writs, injunctions, decrees or awards of any and all courts, arbitrators or governmental instrumentalities, domestic or foreign, having jurisdiction over any such sale or sales or dispositions, all at the Pledgor's sole expense. The Pledgor further agrees that a breach of any of the covenants contained in this
Section 11 will cause irreparable injury to the Lender, that the Lender has no adequate remedy at law in respect of such breach and agrees that each and every covenant contained in this Section 11 shall be specifically enforceable against the Pledgor, and the Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants, except for a defense that all of the Obligations have been paid in full or that the Lender has released the Pledged Shares.

SECTION 12. INDEMINIFICATION. The Pledgor hereby agrees to indemnify the Lender and each of its employees, officers, directors, attorneys and agents (each, an "Indemnity") for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, starts, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against such Indemnities in any way relating to or arising out of this Agreement or any other documents contemplated by or referred to herein or the transactions contemplated hereby or the enforcement of any of the terms hereof; provided, however , that the Pledgor shall not be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the Lender or failure by the Lender to exercise reasonable care in the custody and preservation of the Pledged Collateral as provided in Section 15.

SECTION 13. LENDER APPOINTED ATTORNEY-IN-FACT. The Pledgor hereby appoints the Lender as the Pledgor's attorney-in-fact with full power of substitution, for the purpose of carrying out the provisions of this Agreement and taking any action and execution any instrument that the Lender may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Lender shall have the right and power to sign the name of the Pledgor to any financing statements, continuation statements or other documents under the Uniform Commercial Code relating to the Pledged Collateral, and, to the extent permitted under Section 7, shall have the right and power to receive, endorse and collect all checks and other orders for the payment of money made payable to the Pledgor representing any dividend, interest payment or other distribution payable or distributable in respect of the Pledged Collateral or any part thereof and to give full discharge therefore.

SECTION 14. NO SUBROGATION. Notwithstanding any payment or payments made by the Pledgor hereunder, the receipt of any amounts by the Lender with respect to the Pledged Collateral or any setoff or application of funds of the Pledgor by the Lender, the Pledgor shall not be entitled to subrogate to any rights of the Lender.

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SECTION 15. LIMITATIONS ON LENDER'S DUTY IN RESPECT OF COLLATERAL. Beyond the
safe custody thereof the Lender shall not have any duty as to any Pledged Collateral in its possession or control or in the possession or control of any agent or nominee of the Lender or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto.

SECTION 16. NO WAIVER; CUMULATIVE REMEDIES. No course of dealing between the Pledgor and the Lender, no failure on the part of the Lender to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy by the Lender preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and not exclusive of any other remedies provided by law, including without limitation the rights and remedies of a secured party under the Uniform Commercial Code.

SECTION 17. TERMINATION. This Agreement shall terminate when all of the Obligations have been paid in full, at which time the Lender shall reassign and redeliver to the Pledgor, without recourse or warranty and at the sole expense of the Pledgor, against receipt, the Pledged Collateral, together with appropriate instruments of reassignment and release; provided, however, that this Agreement shall be reinstated if any payment in respect of the Obligations is rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be restored or returned by the Lender for any reasons, including without limitation by reason of the insolvency or bankruptcy of the Pledgor or any other Person.

SECTION 18. ADDRESSES FOR NOTICE. All notices, requests, demands, instructions, directions and other communications provided for hereunder shall be in writing and shall be mailed (by registered or certified mail, postage prepaid) or delivered to the applicable party at the address specified for each part on the first page of this Agreement, or, as to any party, to such other address as such party shall specify by a notice in writing to the other party hereto. Each notice, demand, instruction, direction or other communication provided for hereunder shall be deemed delivered (i) if by mail, five business days after being deposited in the mail, addressed to the applicable party at its address set forth above, (ii) if by hand or by overnight courier, when delivered to the applicable party at such address.

SECTION 19. SEVERABILITY. Any provision of this agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render such provision unenforceable in any other jurisdiction.

SECTION 20. FURTHER ASSURANCES. The Pledgor agrees to do such further reasonable acts and things, and to execute and delivery such additional conveyances, assignments, agreements and instruments, as the Lender may at any time request in connection with the administration or enforcement of the Pledge Agreement (including, without limitation, to aid the Lender in the sale off all or any part of the Pledged Collateral) or related to the Pledged Collateral or any part thereof or to order better to assure and confirm unto the Lender rights, powers and remedies hereunder. The Pledgor hereby consists and agrees that any registrar or transfer agent for any of the Pledged Collateral shall be entitled to accept the provisions hereof as conclusive evidence of the right of the Lender in effect any transfer pursuant to Section 6, notwithstanding any other notice or direction to the contrary heretofore or hereafter given by the Pledgor or any other person to the Pledgor or to any such register to transfer agent.

SECTION 21. BINDING AGREEMENT: ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Pledgor shall not assign this Agreement or any or any interest herein or in the Pledged Collateral or any part thereof, or otherwise pledge, encumber or grant any option with respect to the Pledged Collateral or any other thereof, without the prior written consent of the Lender. The Lender may assign this Agreement and its rights and remedies hereunder in whole or in part to any assignee of the Obligation or any portion thereof.

SECTION 22. GOVERNING LAW. THIS AGREEMENT SHAL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, UNITED STATES OF AMERICA AS FURTHER DEFINED IN SECTION 23.

SECTION 23. CONSENT TO JURISDICITON: VENUE; JURY TRIAL WAIVER. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, United States of America applicable to the contracts between residents of Texas that are to be wholly performed within such state. Borrower hereby consents to the exclusive jurisdiction of the courts sitting in Kendall County, Texas, United States of America, as well as to the jurisdiction of all courts from which an appeal may be taken from the aforesaid courts, for the purpose of any suit, action or other proceeding by any party to this Agreement, arising out of or related in any way to this Agreement. Borrower hereby irrevocably and unconditionally waives any defense of an inconvenient forum to the maintenance of any action or proceeding, in any such court, any objection to venue with respect to any such action or proceeding and any right of jurisdiction on account of the place of residence or domicile of any party thereto. In addition, Borrower consents to the service of process by United States certified or registered mail, return receipt requested, or Federal Express of similar courier delivery addressed to Borrower at the address provided herein. Borrower agrees that in the event this Loan Agreement shall be successfully enforced by suit or otherwise, Borrower will reimburse the Lender or holder or holders of the Obligations, upon demand, for all reasonable expenses incurred in connection therewith, including, without limitation, reasonable attorneys' fees and expenses.

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SECTION 24. WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT THEY
MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING UNDER OR RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR DOCUMENT REFERRED TO HEREIN OR RELATED HERETO, OR ANY ITEM OF PLEDGED COLLATERAL, AND AGREE THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

SECTION 25. AMENDMENTS. No provision of this Agreement may be amended, waived or modified, and (unless otherwise provided herein) no item of Pledge Collateral may be related, except in a writing signed by the Pledgor and the Lender.

SECTION 26. EXPENSES. The Pledgor hereby agrees to reimburse the Lender for the enforcement of the Lender's rights under this Agreement, the sale of the Pledged Collateral or any part thereof and the collection of payments due under or in respect of the Pledged Collateral and all amounts due under this Agreement.

SECTION 27. WAIVER OF NOTICE OF ACCEPTANCE. The Pledgor hereby waives notice of the making of any Loan or the issuance of the Note and notice from the Lender of its acceptance of and reliance upon this Agreement.

SECTION 28. EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, all of which when taken together shall constitute but one and same agreement.

IN WITNESS WHEREOF, the Pledgor has duly executive this Agreement as of the date first above written.

                                                       /s/ Louis D. Paolino, Jr.
                                                       -------------------------
                                                       Louis D. Paolino, Jr.

                                    GUARANTEE


State of ___Florida______________)
                                 ) ss.
County of __Broward______________)


     On April 20, 2004 before me, Louis D. Paolino, Jr., upon satisfactory evidence to be the person whose name is subscribed to the within instrument, personally appeared and who being duly sworn did subscribe the same in his authorized capacity, freely and voluntarily for the uses and purposes therein expressed.

     WITNESS my hand and official seal the date aforesaid


_/s/_[Not legible]__________________________________ Notary Public

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 CUSIP No. 554335109                     13D                    Page 33 of 36
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

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 CUSIP No. 554335109                     13D                    Page 34 of 36
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                                                                       Exhibit 2

                                 Argyll Equities
                            Limited Liability Company

                 Private Collateralized Loan Agreement Amendment

--------------------------------------------------------------------------------
   WHEN SIGNED BY BOTH PARTIES, THIS AMENDMENT CHANGES SPECIFIC SECTIONS AND THEREBY THE TRMS OF YOUR LOAN AGREEMENT. YOUR SIGNATURE ACKNOWLEDGES YOUR
     CONSENT TO THESE CHANGES AND YOUR UNDERSTANDING OF THE AMENDED TERMS.
--------------------------------------------------------------------------------

Changes to the Loan Documents herein defined shall in no way impair the unaffected Sections contained within the Agreement. This Amendment shall not constitute a waiver: as such term is defined in Section 16 of the Loan Agreement.

Pursuant to Section 25 of the Loan Agreement signed April 15, 2004 between Louis
D. Paolino, Jr. and Argyll Equities, LLC the following amendments are agreed to between the Borrower and the Lender:

1.   Private Collateralized Loan Agreement, Section 2.2(d) is amended to read:

     (d) In the event Borrower fails to pay any interest or principal hereunder when due or upon the occurrence of any Event of Default (hereinafter defined) or otherwise breaches this Agreement, this Agreement will terminate and the Lender shall be entitled to and shall take whole possession of the pledged collateral. Notwithstanding such termination, Borrower shall remain responsible for any and all payments herein for the full term hereof only for any deficiency remaining after collection of the pledged collateral to the extent of any loss suffered by the Lender, or the Lender's representatives, successors, endorsees or assigns, if such loss is caused by Borrower based on the items set forth in Section 7.2(b)(i) through 7.2(b)(iv). However, this loan is non-recourse.

2.   Private Collateralized Loan Agreement, Section 2.3(d) has been deleted.

3. Private Collateralized Loan Agreement, Section 2.5(b)(iii) is amended to read:

          (iii) pay a fee equal to 2% of the outstanding principle balance

4. Private Collateralized Loan Agreement, Section 7.1(d), (c) and (j), is amended to read:

     (d) A final judgment for the payment of money in excess of $1,000,000US shall be rendered against Borrower, and such judgment shall remain undischarged for a period of one hundred and twenty days from the date of entry thereof unless within such one hundred and twenty day period such judgment shall be stayed, and appeal taken there from and the execution thereon stayed during such appeal; or

     (c) If the Borrower shall default in respect of any evidence of indebtedness or under any agreement under which any notes or other evidence of indebtedness of Borrower are issued, if the effect thereof is to cause, or permit the holder or holders thereof to cause, such obligations in an amount in excess of $5,000,000US in the aggregate to become due prior to its or their stated maturity or to permit to acceleration thereof, or

     (j) The Fair Market Value of the Collateral shall at any time be less than seventy-percent (70%) of the amount of the Obligations. Borrower may cure an individual Event of Default pursuant this Section 7.1(j) no more than four (4) times per year as measured from the date of this Agreement. Borrower must within 72 hours of notification of any Event of Default pursuant this Section 7.1(j), deposit, by wire transfer, to the account of the Lender additional stock or cash, in an amount, the sum of which, when added to the actual value of the collateral determined in accordance with Section 1.3 and 1.4 marked by the Event of Default described herein equals the total obligation to Lender. This curative stock or cash allowance shall be deemed prepaid interest and shall not be credited against the collateral, or reduce the outstanding principal balance of the loan.

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 CUSIP No. 554335109                     13D                    Page 35 of 36
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5.   Throughout the Private Collateralized Loan Agreement, the share amount is amended to read:

     1,190,000.

IN WITNESS WHEREOF, the Borrower has executed this Amendment on the date and year first above written.

                                                    BORROWER:

                                                    /s/ Louis D. Paolino, Jr.
                                                    ----------------------------
                                                    Louis D. Paolino, Jr.

                                                    LENDER:
                                                    Argyll Equities, LLC


                                                    By:_________________________


                                    GUARANTEE

State of ___Florida______________)
                                 ) ss.
County of __Broward______________)


On April 20, 2004 before me, Louis D. Paolino, Jr., upon satisfactory evidence to be the person whose name is subscribed to the within instrument, personally appeared and who being duly sworn did subscribe the same in his authorized capacity, freely and voluntarily for the uses and purposes therein expressed.

WITNESS my hand and official seal the date aforesaid


/s/_[Not legible]__________________________________  Notary Public